No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal year ended March 31, 2023.

Exhibit 2:

Notice Concerning Acquisition of the Company’s Own Shares (Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

Exhibit 3:

Announcement Regarding the Signing of a Joint Venture Agreement with GS Yuasa for collaboration in Lithium-ion Battery

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 11, 2023

May 11, 2023

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2023

Tokyo, May 11, 2023 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal year ended March 31, 2023.

Fiscal Year Results

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2023 increased by 16.2%, to JPY 16,907.7 billion from the fiscal year ended March 31, 2022, due mainly to increased sales revenue in Motorcycle business as well as positive foreign currency translation effects. Operating profit decreased by 3.7%, to JPY 839.3 billion from the previous fiscal year, due mainly to decreased profit attributable to sales impacts and increased expenses including product warranty expenses, which was partially offset by positive foreign currency effects. Profit before income taxes decreased by 12.3%, to JPY 938.1 billion from the previous fiscal year. Profit for the year attributable to owners of the parent decreased by 1.7%, to JPY 695.2 billion from the previous fiscal year.

Earnings per share attributable to owners of the parent for the year amounted to JPY 409.87, a decrease of JPY 1.22 from the previous fiscal year. One Honda American Depository Share represents one common share.

Consolidated Statements of Financial Position for the Fiscal Year Ended March 31, 2023

Total assets increased by JPY 696.9 billion, to JPY 24,670.0 billion from March 31, 2022 due mainly to positive foreign currency translation effects, which was partially offset by decreased equipment on operating leases. Total liabilities decreased by JPY 76.6 billion, to JPY 13,123.9 billion from March 31, 2022 due mainly to decreased financing liabilities, which was partially offset by positive foreign currency translation effects. Total equity increased by JPY 773.5 billion, to JPY 11,546.1 billion from March 31, 2022 due mainly to increased retained earnings attributable to profit for the year as well as positive foreign currency translation effects.

Consolidated Statements of Cash Flows for the Fiscal Year Ended March 31, 2023

Consolidated cash and cash equivalents on March 31, 2023 increased by JPY 128.0 billion from March 31, 2022, to JPY 3,803.0 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to JPY 2,129.0 billion of cash inflows. Cash inflows from operating activities increased by JPY 449.4 billion compared with the previous fiscal year, due mainly to increased cash received from customers, which was partially offset by increased payments for parts and raw materials.

Net cash used in investing activities amounted to JPY 678.0 billion of cash outflows. Cash outflows from investing activities increased by JPY 302.0 billion compared with the previous fiscal year, due mainly to increased payments for additions to property, plant and equipment.

Net cash used in financing activities amounted to JPY 1,468.3 billion of cash outflows. Cash outflows from financing activities increased by JPY 852.6 billion compared with the previous fiscal year, due mainly to increased repayments of financing liabilities as well as purchases of treasury stock.

Forecasts for the Fiscal Year Ending March 31, 2024

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2024, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2024

	Yen (billions)	Changes from FY 2023
Sales revenue	18,200.0	+ 7.6%
Operating profit	1,000.0	+ 19.1%
Profit before income taxes	1,185.0	+ 26.3%
Profit for the year	865.0	+ 13.6%
Profit for the year attributable to owners of the parent	800.0	+ 15.1%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	489.41

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 125 for the full year ending March 31, 2024.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2024 from the previous year are as follows.

Yen (billions)
Sales impacts	+ 440.6
Price and cost impacts	+ 265.0
Expenses	- 217.0
R&D expenses	- 60.0
Currency effect	- 268.0

Operating profit compared with fiscal year ended March 31, 2023	+ 160.6

Profit of equity method	+ 67.5
Other	+ 18.6

Profit before income taxes compared with fiscal year ended March 31, 2023	+ 246.8

Dividend per Share of Common Stock

	Yen
	FY 2022 results	FY 2023 results	FY 2024 forecasts
Interim dividend	55.00	60.00	75.00
Year-end dividend	65.00	60.00	75.00
Total annual dividend	120.00	120.00	150.00

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

Basic Rationale for Selection of Accounting Standards

The Company adopted IFRS for the Company’s consolidated financial statements from the year ended March 31, 2015 which have been included in the annual securities report (to be submitted to the Financial Services Agency of Japan) and Form 20-F (to be submitted to the U.S. Securities and Exchange Commission), aiming at improving comparability of financial information across international capital markets as well as standardization of financial information and enhancing efficiency of financial reporting of the Company and its consolidated subsidiaries.

[1] Consolidated Statements of Financial Position

March 31, 2022 and 2023

	Yen (millions)
	Mar. 31, 2022	Mar. 31, 2023
Assets
Current assets:
Cash and cash equivalents	3,674,931	3,803,014
Trade receivables	896,768	1,060,271
Receivables from financial services	1,694,113	1,899,493
Other financial assets	217,743	263,892
Inventories	1,918,548	2,167,184
Other current assets	439,322	384,494

Total current assets	8,841,425	9,578,348

Non-current assets:
Investments accounted for using the equity method	967,404	915,946
Receivables from financial services	3,740,383	3,995,259
Other financial assets	819,654	855,070
Equipment on operating leases	5,159,129	4,726,292
Property, plant and equipment	3,079,407	3,168,109
Intangible assets	849,507	870,900
Deferred tax assets	91,592	105,792
Other non-current assets	424,652	454,351

Total non-current assets	15,131,728	15,091,719

Total assets	23,973,153	24,670,067

Liabilities and Equity
Current liabilities:
Trade payables	1,236,233	1,426,333
Financing liabilities	3,118,304	3,291,195
Accrued expenses	375,601	419,570
Other financial liabilities	236,900	324,110
Income taxes payable	96,116	86,252
Provisions	268,388	316,665
Other current liabilities	672,857	741,963

Total current liabilities	6,004,399	6,606,088

Non-current liabilities:
Financing liabilities	4,984,252	4,373,973
Other financial liabilities	282,083	288,736
Retirement benefit liabilities	282,054	255,852
Provisions	253,625	257,576
Deferred tax liabilities	990,754	892,078
Other non-current liabilities	403,440	449,622

Total non-current liabilities	7,196,208	6,517,837

Total liabilities	13,200,607	13,123,925

Equity:
Common stock	86,067	86,067
Capital surplus	185,495	185,589
Treasury stock	(328,309)	(484,931)
Retained earnings	9,539,133	10,023,979
Other components of equity	990,438	1,417,397

Equity attributable to owners of the parent	10,472,824	11,228,101
Non-controlling interests	299,722	318,041

Total equity	10,772,546	11,546,142

Total liabilities and equity	23,973,153	24,670,067

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the years ended March 31, 2022 and 2023

	Yen (millions)
	Year ended Mar. 31, 2022	Year ended Mar. 31, 2023
Sales revenue	14,552,696	16,907,725
Operating costs and expenses:
Cost of sales	(11,567,923)	(13,576,133)
Selling, general and administrative	(1,326,485)	(1,611,279)
Research and development	(787,056)	(880,915)

Total operating costs and expenses	(13,681,464)	(16,068,327)

Operating profit	871,232	839,398

Share of profit of investments accounted for using the equity method	202,512	117,445
Finance income and finance costs:
Interest income	25,627	73,071
Interest expense	(16,867)	(36,112)
Other, net	(12,314)	(55,608)

Total finance income and finance costs	(3,554)	(18,649)

Profit before income taxes	1,070,190	938,194
Income tax expense	(309,489)	(177,034)

Profit for the year	760,701	761,160

Profit for the year attributable to:
Owners of the parent	707,067	695,267
Non-controlling interests	53,634	65,893

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	411.09	409.87

Consolidated Statements of Comprehensive Income

For the years ended March 31, 2022 and 2023

	Yen (millions)
	Year ended Mar. 31, 2022	Year ended Mar. 31, 2023
Profit for the year	760,701	761,160
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	117,042	3,350
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	58,635	(18,465)
Share of other comprehensive income of investments accounted for using the equity method	1,786	292
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(682)	(474)
Exchange differences on translating foreign operations	680,724	422,960
Share of other comprehensive income of investments accounted for using the equity method	77,447	30,429

Total other comprehensive income, net of tax	934,952	438,092

Comprehensive income for the year	1,695,653	1,199,252

Comprehensive income for the year attributable to:
Owners of the parent	1,619,997	1,125,280
Non-controlling interests	75,656	73,972

[3] Consolidated Statements of Changes in Equity

For the years ended March 31, 2022 and 2023

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2021	86,067	172,049	(273,786)	8,901,266	196,710	9,082,306	290,533	9,372,839

Comprehensive income for the year
Profit for the year				707,067		707,067	53,634	760,701
Other comprehensive income, net of tax					912,930	912,930	22,022	934,952

Total comprehensive income for the year				707,067	912,930	1,619,997	75,656	1,695,653
Reclassification to retained earnings				119,202	(119,202)	—		—
Transactions with owners and other
Dividends paid				(188,402)		(188,402)	(45,131)	(233,533)
Purchases of treasury stock			(62,758)			(62,758)		(62,758)
Disposal of treasury stock			578			578		578
Share-based payment transactions		(233)				(233)		(233)
Equity transactions and others		13,679	7,657			21,336	(21,336)	—

Total transactions with owners and other		13,446	(54,523)	(188,402)		(229,479)	(66,467)	(295,946)

Balance as of March 31, 2022	86,067	185,495	(328,309)	9,539,133	990,438	10,472,824	299,722	10,772,546

Comprehensive income for the year
Profit for the year				695,267		695,267	65,893	761,160
Other comprehensive income, net of tax					430,013	430,013	8,079	438,092

Total comprehensive income for the year				695,267	430,013	1,125,280	73,972	1,199,252
Reclassification to retained earnings				3,054	(3,054)	—		—
Transactions with owners and other
Dividends paid				(213,475)		(213,475)	(51,601)	(265,076)
Purchases of treasury stock			(157,001)			(157,001)		(157,001)
Disposal of treasury stock			379			379		379
Share-based payment transactions		94				94		94
Equity transactions and others							(4,052)	(4,052)

Total transactions with owners and other		94	(156,622)	(213,475)		(370,003)	(55,653)	(425,656)

Balance as of March 31, 2023	86,067	185,589	(484,931)	10,023,979	1,417,397	11,228,101	318,041	11,546,142

[4] Consolidated Statements of Cash Flows

For the years ended March 31, 2022 and 2023

	Yen (millions)
	Year ended Mar. 31, 2022	Year ended Mar. 31, 2023
Cash flows from operating activities:
Profit before income taxes	1,070,190	938,194
Depreciation, amortization and impairment losses excluding equipment on operating leases	611,063	721,630
Share of profit of investments accounted for using the equity method	(202,512)	(117,445)
Finance income and finance costs, net	(56,352)	(71,661)
Interest income and interest costs from financial services, net	(155,872)	(146,461)
Changes in assets and liabilities
Trade receivables	(24,037)	(155,924)
Inventories	(208,895)	(171,467)
Trade payables	50,122	105,272
Accrued expenses	(68,811)	42,122
Provisions and retirement benefit liabilities	(156,079)	32,251
Receivables from financial services	509,741	(41,480)
Equipment on operating leases	171,600	768,070
Other assets and liabilities	28,981	218,369
Other, net	(19,782)	(1,222)
Dividends received	193,555	244,902
Interest received	237,724	324,234
Interest paid	(97,884)	(159,020)
Income taxes paid, net of refunds	(203,130)	(401,342)

Net cash provided by operating activities	1,679,622	2,129,022
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(268,143)	(475,048)
Payments for additions to and internally developed intangible assets	(181,083)	(157,440)
Proceeds from sales of property, plant and equipment and intangible assets	27,108	16,206
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed	—	740
Payments for acquisitions of investments accounted for using the equity method	—	(23,826)
Payments for acquisitions of other financial assets	(488,631)	(527,334)
Proceeds from sales and redemptions of other financial assets	534,693	488,642

Net cash used in investing activities	(376,056)	(678,060)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	7,487,724	9,127,333
Repayments of short-term financing liabilities	(7,960,144)	(8,684,799)
Proceeds from long-term financing liabilities	2,002,823	971,067
Repayments of long-term financing liabilities	(1,761,561)	(2,382,190)
Dividends paid to owners of the parent	(188,402)	(213,475)
Dividends paid to non-controlling interests	(53,813)	(51,376)
Purchases and sales of treasury stock, net	(62,180)	(156,622)
Repayments of lease liabilities	(80,165)	(78,297)

Net cash used in financing activities	(615,718)	(1,468,359)
Effect of exchange rate changes on cash and cash equivalents	229,063	145,480

Net change in cash and cash equivalents	916,911	128,083
Cash and cash equivalents at beginning of year	2,758,020	3,674,931

Cash and cash equivalents at end of year	3,674,931	3,803,014

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power product and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses*	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Explanatory note:

*	Life creation business has been renamed Power product business as a result of organizational changes effective April 1, 2022.

Segment information based on products and services

As of and for the year ended March 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,185,253	9,147,498	2,820,667	399,278	14,552,696	—	14,552,696
Intersegment	—	213,095	2,656	22,480	238,231	(238,231)	—

Total	2,185,253	9,360,593	2,823,323	421,758	14,790,927	(238,231)	14,552,696

Segment profit (loss)	311,492	236,207	333,032	(9,499)	871,232	—	871,232

Segment assets	1,448,926	9,563,553	11,318,756	475,124	22,806,359	1,166,794	23,973,153
Depreciation and amortization	65,423	510,755	883,712	17,018	1,476,908	—	1,476,908
Capital expenditures	49,203	410,169	2,028,700	15,748	2,503,820	—	2,503,820

As of and for the year ended March 31, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,908,983	10,593,519	2,954,098	451,125	16,907,725	—	16,907,725
Intersegment	—	188,198	2,046	25,307	215,551	(215,551)	—

Total	2,908,983	10,781,717	2,956,144	476,432	17,123,276	(215,551)	16,907,725

Segment profit (loss)	488,709	42,000	285,857	22,832	839,398	—	839,398

Segment assets	1,580,521	10,069,036	11,197,017	480,166	23,326,740	1,343,327	24,670,067
Depreciation and amortization	65,746	600,617	908,942	21,571	1,596,876	—	1,596,876
Capital expenditures	59,101	613,351	1,546,683	14,386	2,233,521	—	2,233,521

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2022 and 2023 amounted to JPY 1,319,995 million and JPY 1,462,656 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2022

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,354,532	7,618,932	602,695	3,393,323	583,214	14,552,696	—	14,552,696
Inter-geographic areas	2,004,754	471,255	98,516	662,124	9,925	3,246,574	(3,246,574)	—

Total	4,359,286	8,090,187	701,211	4,055,447	593,139	17,799,270	(3,246,574)	14,552,696

Operating profit (loss)	6,411	501,073	26,681	339,129	22,899	896,193	(24,961)	871,232

Assets	5,318,033	12,983,779	597,473	3,803,877	619,998	23,323,160	649,993	23,973,153
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,036,832	5,334,121	49,129	706,562	169,447	9,296,091	—	9,296,091

As of and for the year ended March 31, 2023

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,409,584	8,939,259	675,728	4,068,234	814,920	16,907,725	—	16,907,725
Inter-geographic areas	2,138,418	476,993	27,990	789,603	4,695	3,437,699	(3,437,699)	—

Total	4,548,002	9,416,252	703,718	4,857,837	819,615	20,345,424	(3,437,699)	16,907,725

Operating profit (loss)	30,671	312,584	(2,556)	408,728	58,935	808,362	31,036	839,398

Assets	5,306,084	13,467,383	648,614	3,771,171	690,904	23,884,156	785,911	24,670,067
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	2,937,148	5,192,731	47,869	685,311	175,893	9,038,952	—	9,038,952

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Malaysia
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2022 and 2023 amounted to JPY 1,319,995 million and JPY 1,462,656 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Information about per common share

Equity per share attributable to owners of the parent as of March 31, 2022 and 2023 are calculated based on the following information.

	2022	2023
Equity attributable to owners of the parent (millions of yen)	10,472,824	11,228,101
The number of shares outstanding at the end of the year (excluding treasury stock) (shares)	1,710,600,356	1,664,340,589
Equity per share attributable to owners of the parent (yen)	6,122.31	6,746.28

Earnings per share attributable to owners of the parent for the years ended March 31, 2022 and 2023 are calculated based on the following information. There were no significant potentially dilutive common shares outstanding for the years ended March 31, 2022 and 2023.

	2022	2023
Profit for the year attributable to owners of the parent (millions of yen)	707,067	695,267
Weighted average number of common shares outstanding, basic (shares)	1,719,961,835	1,696,307,115
Basic earnings per share attributable to owners of the parent (yen)	411.09	409.87

[C] Significant Subsequent Event

Acquisition of the Company’s Own Shares

The Board of Directors of the Company, at its meeting held on May 11, 2023, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation.

1.	Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2.	Details of the acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 64,000,000 shares (3.8 % of total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 200,000 million yen

(4)	Period of acquisition:

Starting on May 12, 2023 and ending on March 31, 2024

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

[D] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

[Translation]

May 11, 2023

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Toshihiro Mibe

Director, President and Representative Executive Officer

Notice Concerning Acquisition of the Company’s Own Shares

(Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on May 11, 2023, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation.

Particulars

1.	Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2.	Details of the acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 64,000,000 shares (3.8 % of total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 200 billion yen

(4)	Period of acquisition:

Starting on May 12, 2023 and ending on March 31, 2024

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

Reference:	The Company’s treasury stock held as of March 31, 2023

Total number of issued shares (excluding treasury stock):	1,664,340,589 shares
Total number of treasury stock:	147,087,841 shares

[Translation]

May 11, 2023

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Toshihiro Mibe

Director, President and Representative Executive Officer

Announcement Regarding the Signing of a Joint Venture Agreement with

GS Yuasa for collaboration in Lithium-ion Battery

Honda Motor Co., Ltd. (“Honda”) today announced that it has signed a joint venture agreement with GS Yuasa International Ltd. (“GS Yuasa”) to establish a new company that will research and develop lithium-ion batteries and strive to establish a highly-efficient production system for its batteries. For details, please see the attached press release.

This transaction is not anticipated to have a material impact on Honda’s consolidated financial results for the fiscal year ending March 31, 2024.

- End -

News Release

May 11, 2023

Honda Motor Co., Ltd.

GS Yuasa International Ltd.

Honda and GS Yuasa Sign Joint Venture Agreement To Establish New Company,

Honda  •  GS Yuasa EV Battery R&D Co., Ltd.

TOKYO, Japan, May 11, 2023 – Honda Motor Co., Ltd. (Honda) and GS Yuasa International Ltd. (GS Yuasa) today announced that they have signed a joint venture agreement toward the establishment of a new company. As announced on January 23, 2023 with a joint press release titled, “Honda and GS Yuasa Reach Basic Agreement Toward Collaboration for a High-capacity, High-output Lithium-ion Battery,” the two companies have been discussing specifics for collaboration on high-capacity, high-output lithium-ion batteries, mainly for EVs.

To address the rapidly growing demand for batteries, the new joint venture company, which will be named Honda  •  GS Yuasa EV Battery R&D Co., Ltd., will research and develop lithium-ion batteries and battery production methods that will be highly competitive at a global level. Moreover, the new company will strive to establish a supply chain for key raw materials and a highly-efficient production system for its batteries.

The new company is scheduled to be established and begin operation before the end of 2023. The establishment of the new company and the start of its operation are subject to the approvals of the relevant authorities.

∎	Comments by Koichi Yamamoto, Representative Director and President (to be) of Honda • GS Yuasa EV Battery R&D Co., Ltd.

“We are very pleased that Honda and GS Yuasa have reached a joint venture agreement, which will become a new milestone in our pursuit of the realization of carbon neutrality, which is a goal shared by the two companies. The new company will fully leverage the strengths of the two companies and establish a strong presence in the rapidly expanding battery market.”

∎	About the new company (plan)

Company name:	Honda • GS Yuasa EV Battery R&D Co., Ltd.
Head office location:	1, Inobanba-cho, Nishinosho, Kisshoin, Minami-ku, Kyoto, Japan
Capital:	Amount of capital at establishment:	2 billion yen
	Amount of capital reserve at establishment:	2 billion yen
Capital contribution ratio:	50% Honda Motor Co., Ltd.
50% GS Yuasa International Ltd.
Directors:	Koichi Yamamoto, Representative Director and President (from Honda)
Masaaki Hosokawa, Representative Director and Vice President (from GS Yuasa)